Filed Pursuant to Rule 424(b)(3) and 424(c)

Registration No. 333-176566

PROSPECTUS SUPPLEMENT DATED MARCH 8, 2012

to

Prospectus Dated January 31, 2012

Platinum Energy Solutions, Inc.

2100 West Loop South, Suite 1601

Houston, Texas 77027

Ladies and Gentlemen:

We would like to remind you that the offer to exchange your outstanding unregistered 14.25% Senior Secured Notes due 2015 (“Existing Notes”) of Platinum Energy Solutions, Inc., a Nevada corporation (the “Company”), for identical registered Notes under the above-referenced exchange offer prospectus (the “Prospectus”; capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to them in the Prospectus) will close at 5:00 p.m., New York City time, on March 9, 2012. Given the provisions relating to Additional Interest contained in the registration rights agreement dated as of March 3, 2011, the Company does not intend to extend the exchange offer period beyond March 9, 2012. If you do not timely exchange your Existing Notes, your ability to transfer your Existing Notes could be adversely affected.

To ensure that the exchange of your Existing Notes is processed in a timely manner, we urge you to commence the process as soon as possible (today, if possible). To do that, please contact your broker or custodian and follow the guaranteed delivery procedures described in “The Exchange Offer—Procedures For Tendering Original Notes” under “Guaranteed Delivery” in the Prospectus and in Instruction 1 of the related letter of transmittal.

We would also like to update you regarding certain recent developments. As previously disclosed, our business plan contemplates providing specialized premium hydraulic fracturing, coiled tubing and other pressure pumping services, including the acquisition of up to five high-specification hydraulic fracturing fleets. The acquisition of equipment for these fleets requires significant capital, and we are seeking to continue with the implementation of our plan notwithstanding the postponement of our initial public offering. As a result of the postponement and our decision to continue as planned, we are faced with significant short-term cash constraints. While we believe that we will be able work through these constraints, there is no assurance that we will be able to do so. The failure to resolve these constraints, either in the short-term or as we continue to roll out our business plan over the longer term, could require us to delay or abandon the acquisition of equipment or the development and construction of projects, reduce the scope of projects or sell various projects or default on commitments, among other things, any of which would materially adversely affect the Company.

Once again, the Company urges you to commence today the process of exchanging your Existing Notes.

Very truly yours,

Platinum Energy Solutions, Inc.